FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 7/30/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2019 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: July 30, 2019

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces Second Quarter and First Half 2019 Results

Luxembourg, July 30, 2019 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and first half period that ended June 30, 2019.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars (USD) and metric tons.

Summary of Second Quarter 2019 Results

	2Q 2019	1Q 2019		2Q 2018

Steel Shipments (tons)	3,333,000	3,205,000	4%	3,322,000	0%
Iron Ore Shipments (tons)	835,000	920,000	-9%	916,000	-9%
Net Sales ($ million)	2,813.4	2,785.3	1%	3,022.4	-7%
Operating Income ($ million)	238.3	307.5	-23%	570.5	-58%
EBITDA[1] ($ million)	410.0	473.6	-13%	724.9	-43%
EBITDA Margin (% of net sales)	14.6%	17.0%	-240 bps	24.0%	-940 bps
EBITDA[2] per Ton ($)	123.0	147.8	-17%	218.2	-44%
Financial (Expense) Income, Net ($ million)	(5.5)	(25.7)		(101.5)
Income Tax Expense ($ million)	(47.3)	(72.5)		(192.2)
Net Income ($ million)	205.7	224.2		289.3
Equity Holders' Net Income ($ million)	181.1	217.8		293.7
Earnings per ADS[3] ($)	0.92	1.11		1.50

•	EBITDA of $410.0 million, 13% lower sequentially, with lower EBITDA margin and higher shipments.

•	Earnings per ADS (EPADS) of $0.92, a sequential decrease of $0.19.

•	Capital expenditures of $273.9 million, up from $211.3 million in the first quarter 2019.

•	Dividends paid to shareholders and non-controlling interest of $265.2 million in the second quarter 2019.

•	Net debt position[4] of $1.7 billion at the end of June 2019, a $0.3 billion increase in the second quarter 2019 and equivalent to 0.8 times net debt to last twelve months EBITDA.

Ternium’s operating income in the second quarter 2019 was $238.3 million, reflecting a sequential decrease in operating margin, partially offset by a gradual recovery of shipments in the Argentine flat steel market and an increase of slab sales to third parties. Operating income in the second quarter 2019 decreased $69.2 million sequentially, mainly due to a $27 decrease in steel revenue per ton, partially offset by a 128,000-ton increase in steel shipments. Revenue per ton decreased mainly reflecting lower steel prices in most of

Ternium's steel markets. The increase in steel volume was mostly the result of a 66,000-ton increase in the Southern Region and a 57,000-ton increase in Other Markets mainly reflecting higher slab shipments to third parties.

Compared to the second quarter 2018, the company’s operating income in the second quarter 2019 decreased $332.3 million, due mainly to an year-over-year $59 decrease in steel revenue per ton and $33 increase in the steel segment’s operating cost per ton5. Revenue per ton decreased mainly as a result of lower steel prices in most markets. The increase in the steel segment's operating cost per ton mainly reflected higher raw material and transportation costs, higher taxes, and higher depreciation and amortization, partially offset by lower labor costs and maintenance expenses.

The company’s net income in the second quarter 2019 was $205.7 million. Compared to net income of $224.2 million in the first quarter 2019, net income in the second quarter 2019 decreased $18.4 million mainly due to lower operating income, partially offset by better financial results and lower effective tax rate.
Relative to the prior-year-period, net income in the second quarter 2019 decreased $83.5 million mainly due to lower operating income, partially offset by better financial results and a lower effective tax rate.

Summary of First Half 2019 Results

	1H 2019	1H 2018

Steel Shipments (tons)	6,537,000	6,844,000	-4%
Iron Ore Shipments (tons)	1,755,000	1,845,000	-5%
Net Sales ($ million)	5,598.7	5,819.4	-4%
Operating Income ($ million)	545.7	1,016.7	-46%
EBITDA[6] ($ million)	883.6	1,328.4	-33%
EBITDA Margin (% of net sales)	15.8%	22.8%
EBITDA per Ton ($)	135.2	194.1
Financial (Expense) Income, Net ($ million)	(31.2)	(150.4)
Income Tax Expense ($ million)	(119.8)	(232.8)
Net Income ($ million)	429.9	665.9
Equity Holders' Net Income ($ million)	398.9	632.5
Earnings per ADS ($)	2.03	3.22

•	EBITDA of $883.6 million, 33% lower year-over-year, with lower EBITDA margin and shipments.

•	Earnings per ADS of $2.03, a year-over-year decrease of $1.19.

•	Capital expenditures of $485.1 million, up from $229.6 million in the first half 2018 as Ternium's investment program progresses as planned.

•	Free cash flow[7] of $264.4 million in the first half 2019.

Ternium’s operating income in the first half 2019 was $545.7 million, decreasing $471.0 million year-over-year, mainly due to a $71 increase in steel cost per ton and lower shipments reflecting a 364,000-ton decrease in Mexico and a 299,000-ton decrease in the Southern Region, partially offset by a 356,000-ton increase in Other Markets. The volume decrease in Mexico was mainly due to a soft commercial market in 2019 and a high base of comparison, as shipments in the first half 2018 were strong as a result of a rising steel prices environment. In the Southern Region, shipments were affected in the first half 2019 by a combination of weaker steel demand and a destocking process in the value chain. Shipments of slabs to third parties increased in the year-over-year comparison in the Other Markets region. The increase in the steel segment's operating cost per ton mainly reflected higher purchased slabs, raw material and energy costs, higher depreciation and amortization, higher maintenance and transportation expenses, and higher taxes.

The company’s net income in the first half 2019 was $429.9 million, compared to net income of $665.9 million in the first half 2018. The $236.0 million decrease year-over-year was mainly due to lower operating income, partially offset by better financial results and a lower effective tax rate.

Outlook

Ternium expects EBITDA to decrease in the third quarter 2019 compared to the second quarter 2019 due to a steel margin that will be below historical long term trends and lower shipments. The main factor affecting the company’s EBITDA in the third quarter of the year will be sequentially lower shipments of slabs to third parties with low margins.

The company anticipates steel shipments in Mexico to gradually recover during the second half 2019, reaching higher levels than those reported for the second half 2018. In addition, Ternium expects realized steel prices in Mexico to decrease, as the lagged reset of contract prices for industrial customers during the third quarter 2019 will reflect the steel price downturn during the second quarter 2019. This should be partially offset by the recent rebound of prices on sales to the commercial markets.

In Argentina, Ternium anticipates an additional sequential increase in steel shipments in the third quarter 2019 due to an improvement in the domestic steel market.

Analysis of Second Quarter 2019 Results

Net gain attributable to Ternium’s equity owners in the second quarter 2019 was $181.1 million, compared to net gain attributable to Ternium’s equity owners of $293.7 million in the second quarter 2018. Including non-controlling interest, net gain for the second quarter 2019 was $205.7 million, compared to net gain of $289.3 million in the second quarter 2018. Earnings per ADS in the second quarter 2019 were $0.92, compared to earnings per ADS of $1.50 in the second quarter 2018.
Net sales in the second quarter 2019 were $2.8 billion, or 7% lower than net sales in the second quarter 2018. The following table outlines Ternium’s consolidated net sales for the second quarter 2019 and the second quarter 2018:

	Net Sales (million $)
	2Q 2019	2Q 2018	Dif.
Mexico	1,370.6	1,657.4	-17%
Southern Region	484.9	478.5	1%
Other Markets	872.2	778.0	12%
Total steel products net sales	2,727.7	2,913.9	-6%
Other products[1]	85.7	107.9	-21%
Steel segment net sales	2,813.4	3,021.8	-7%

Mining segment net sales	76.8	73.7	4%
Intersegment eliminations	(76.8)	(73.1)
Net sales	2,813.4	3,022.4	-7%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $2.3 billion in the second quarter 2019, an increase of $112.6 million compared to the second quarter 2018. This was principally due to a $114.8 million, or 7%, increase in raw material and consumables used mainly reflecting higher raw materials and energy costs per ton partially offset by a $2.2 million decrease in other costs, including a $9.8 million decrease in labor costs, a $3.2 decrease in services and fees and a $2.3 million decrease in maintenance, partially offset by higher charges of depreciation of property, plant and equipment.

Selling, General & Administrative (SG&A) expenses in the second quarter 2019 were $250.4 million, or 8.9% of net sales, an increase of $16.5 million compared to SG&A expenses in the second quarter 2018, mainly due to a $10.9 million increase in freight and transportation expenses, a $9.7 million increase in taxes and a $5.9 million increase in amortization of intangible assets partially offset by a $9.4 million decrease in labor costs.

Operating income in the second quarter 2019 was $238.3 million, or 8.5% of net sales, compared to operating income of $570.5 million, or 18.9% of net sales in the second quarter 2018. The following table outlines Ternium’s operating income by segment for the second quarter 2019 and second quarter 2018:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	2Q 2019	2Q 2018	2Q 2019	2Q 2018	2Q 2019	2Q 2018	2Q 2019	2Q 2018
Net Sales	2,813.4	3,021.8	76.8	73.7	(76.8)	(73.1)	2,813.4	3,022.4
Cost of sales	(2,336.4)	(2,234.0)	(63.0)	(55.3)	74.4	76.8	(2,325.0)	(2,212.4)
SG&A expenses	(246.4)	(230.5)	(4.0)	(3.5)	—	—	(250.4)	(234.0)
Other operating income, net	0.3	(5.9)	0.0	0.4	—	—	0.4	(5.5)
Operating income	230.9	551.5	9.8	15.3	(2.4)	3.7	238.3	570.5

EBITDA	395.5	692.1	17.0	29.1	(2.4)	3.7	410.0	724.9

Steel reporting segment

The steel segment’s operating income was $230.9 million in the second quarter 2019, a decrease of $320.6 million compared to the second quarter 2018 as a result of lower revenue per ton and higher operating cost per ton.

Net sales of steel products in the second quarter 2019 decreased 6% compared to the second quarter 2018 reflecting lower revenue per ton. Revenue per ton decreased 7% year-over-year due to lower realized steel prices in Mexico and Other Markets and a higher participation of slabs in the sales mix (which is included in Other Markets). Shipments increased in 11,000 tons mainly due to higher slabs shipments to third parties in Other Markets partially offset by lower volumes in Mexico and the Southern Region.

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	2Q 2019	2Q 2018	Dif.	2Q 2019	2Q 2018	Dif.	2Q 2019	2Q 2018	Dif.
Mexico	1,370.6	1,657.4	-17%	1,569.3	1,721.7	-9%	873	963	-9%
Southern Region	484.9	478.5	1%	507.8	604.2	-16%	955	792	21%
Other Markets	872.2	778.0	12%	1,255.7	995.8	26%	695	781	-11%

Total steel products	2,727.7	2,913.9	-6%	3,332.7	3,321.6	0%	818	877	-7%
Other products[1]	85.7	107.9	-21%

Steel segment	2,813.4	3,021.8	-7%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 5% due to a 4% increase in operating cost per ton and the previously mentioned increase in shipments. The increase in the steel segment's operating cost per ton mainly reflected higher raw material and transportation costs, higher taxes and higher depreciation and amortization, partially offset by lower labor costs.

Mining reporting segment

The mining segment’s operating income was a gain of $9.8 million in the second quarter 2019, compared to a gain of $15.3 million in the second quarter 2018, mainly reflecting higher operating cost per ton.

Net sales of mining products in the second quarter 2019 were 4% higher than those in the second quarter 2018 as a result of a 14% increase in revenue per ton, partially offset by a 9% decrease in shipments.

	Mining segment
	2Q 2019	2Q 2018	Dif.
Net Sales (million $)	76.8	73.7	4%
Shipments (thousand tons)	835.1	915.6	-9%
Revenue per ton ($/ton)	92	81	14%

Operating cost increased 14% year-over-year, mainly due to an increase of 25% in operating cost per ton, partially offset by the above-mentioned 9% decrease in shipments.

EBITDA in the second quarter 2019 was $410.0 million, or 14.6% of net sales, compared to $724.9 million, or 24.0% of net sales, in the second quarter 2018.

Net financial results were a loss of $5.5 million in the second quarter 2019, compared to a $101.5 million loss in the second quarter 2018. During the second quarter 2019, Ternium’s net financial interest results totaled a loss of $15.0 million, compared to a loss of $26.0 million in the second quarter 2018, reflecting lower average indebtedness and lower interest rate.

Net foreign exchange results were a loss of $12.4 million in the second quarter 2019 compared to a loss of $51.5 million in the second quarter 2018. The loss in the second quarter 2019 was mainly due to the negative impact of the Mexican peso's 1.1% appreciation against the US dollar on a net short local currency position in Ternium's Mexican subsidiaries and the Brazilian real's 1.7% appreciation against the US dollar on a net short local currency position in Ternium Brasil, partially offset by the non-cash impact of the Argentine peso’s 2.1% appreciation against the U.S. dollar on Ternium Argentina’s US dollar financial position (which applies the Argentine peso as functional currency). Change in fair value of financial instruments included in net financial results was a $1.6 million gain in the second quarter 2019 compared to a $59.4 million loss in the second quarter 2018. The results in these periods were mainly related to currency hedge transactions in Argentina and Mexico.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position was a gain of $26.1 million in the second quarter 2019 compared to a gain of $28.9 million in the second quarter 2018.

Equity in results of non-consolidated companies was a gain of $20.3 million in the second quarter 2019, compared to a gain of $12.4 million in the second quarter 2018 mainly due to higher results from Ternium's investment in Usiminas.

Income tax expense in the second quarter 2019 was $47.3 million, or 19% of income before income tax expense, compared to an income tax expense of $192.2 million in the second quarter 2018, or 40% of income before income tax expense. Effective tax rates in the second quarter 2019 included a non-cash gain on deferred taxes due to the 1% appreciation of the Mexican peso against the U.S. dollar, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency) compared to an 8% depreciation of the Mexican peso against the U.S dollar in the second quarter 2018 which had the opposite effect on the tax base used to calculate deferred tax at that time. Finally, the effective tax rate in the second quarter 2019 decreased year-over-year due to the application of inflation adjustments for tax purposes in Argentina.

Net gain attributable to non-controlling interest in the second quarter 2019 was $24.6 million, compared to a net loss of $4.4 million in the same period in 2018.

Analysis of First Half 2019 Results

Net gain attributable to Ternium’s equity owners in the first half 2019 was $398.9 million, compared to net gain attributable to Ternium’s equity owners of $632.5 million in the first half 2018. Including non-controlling interest, net gain for the first half 2019 was $429.9 million, compared to net gain of $665.9 million in the first half 2018. Earnings per ADS in the first half 2019 were $2.03, compared to earnings per ADS of $3.22 in the first half 2018.
Net sales in the first half 2019 were $5.6 billion, or 4% lower than net sales in the first half 2018. The following table outlines Ternium’s consolidated net sales for the first half 2019 and the first half 2018:

	Net Sales (million $)
	1H 2019	1H 2018	Dif.
Mexico	2,798.1	3,172.8	-12%
Southern Region	916.6	952.1	-4%
Other Markets	1,723.6	1,502.4	15%
Total steel products net sales	5,438.3	5,627.3	-3%
Other products[1]	160.4	191.4	-16%
Steel segment net sales	5,598.7	5,818.7	-4%

Mining segment net sales	152.6	143.5	6%
Intersegment eliminations	(152.6)	(142.7)
Net sales	5,598.7	5,819.4	-4%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $4.6 billion in the first half 2019, an increase of $238.1 million compared to the first half 2018. This was principally due to a $222.4 million, or 7%, increase in raw material and consumables used, mainly reflecting higher raw materials and energy costs per ton partially offset by a 4% decrease in steel shipment volumes; and to a $15.7 million increase in other costs, mainly including a $29.3 million increase in depreciation of property, plant and equipment and a $13.4 million increase in maintenance expenses, partially offset by a $22.9 million decrease in labor costs.

Selling, General & Administrative (SG&A) expenses in the first half 2019 were $475.6 million, or 8.5% of net sales, an increase of $17.8 million compared to SG&A expenses in the first half 2018, mainly due to higher freight and transportation expenses, services and fees, and taxes, partially offset by lower labor costs.

Operating income in the first half 2019 was $545.7 million, or 9.7% of net sales, compared to operating income of $1.02 billion, or 17.5% of net sales in the first half 2018. The following table outlines Ternium’s operating income by segment for the first half 2019 and first half 2018:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1H 2019	1H 2018	1H 2019	1H 2018	1H 2019	1H 2018	1H 2019	1H 2018
Net Sales	5,598.7	5,818.7	152.6	143.5	(152.6)	(142.7)	5,598.7	5,819.4
Cost of sales	(4,612.4)	(4,386.4)	(124.6)	(107.7)	153.8	149.0	(4,583.3)	(4,345.2)
SG&A expenses	(467.9)	(449.1)	(7.7)	(8.7)	—	—	(475.6)	(457.8)
Other operating income, net	6.6	(0.3)	(0.7)	0.6	—	—	5.9	0.3
Operating income	524.9	982.8	19.6	27.7	1.2	6.3	545.7	1,016.7

EBITDA	839.4	1267.1	43.0	55.0	1.2	6.3	883.6	1,328.4

Steel reporting segment

The steel segment’s operating income was $524.9 million in the first half 2019, a decrease of $457.9 million compared to the first half 2018 mainly as a result of higher operating cost per ton and lower shipments partially offset by higher revenue per ton.

Net sales of steel products in the first half 2019 decreased 3% compared to the first half 2018, reflecting a 307,000 ton decrease in shipments partially offset by higher revenue per ton. Revenue per ton increased 1% mainly reflecting higher realized steel prices Southern region partially offset by lower realized prices in Mexico and Other Markets and a higher participation of slabs in the sales mix. Shipments decreased 4% year-over-year due to lower volumes in Mexico and in the Southern Region, partially offset by higher slabs shipments in Other Markets.

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1H 2019	1H 2018	Dif.	1H 2019	1H 2018	Dif.	1H 2019	1H 2018	Dif.
Mexico	2,798.1	3,172.8	-12%	3,132.7	3,496.2	-10%	893	907	-2%
Southern Region	916.6	952.1	-4%	950.0	1,249.5	-24%	965	762	27%
Other Markets	1,723.6	1,502.4	15%	2,454.5	2,098.7	17%	702	716	-2%

Total steel products	5,438.3	5,627.3	-3%	6,537.2	6,844.5	-4%	832	822	1%
Other products[1]	160.4	191.4	-16%

Steel segment	5,598.7	5,818.7	-4%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 5% due to a 10% increase in cost per ton partially offset by the above-mentioned 4% decrease in shipments. Cost per ton increased mainly as a result of higher purchased slabs, raw material and energy costs, higher depreciation and amortization, higher maintenance and transportation expenses, and higher taxes partially offset by lower labor costs.

Mining reporting segment

The mining segment’s operating income was a gain of $19.6 million in the first half 2019, compared to a gain of $27.7 million in the first half 2018, mainly reflecting higher operating cost per ton and lower shipments partially offset by higher revenue per ton.

Net sales of mining products in the first half 2019 were 6% higher than those in the first half 2018 as a result of a 12% increase in revenue per ton, partially offset by a 5% decrease in shipments.

	Mining segment
	1H 2019	1H 2018	Dif.
Net Sales (million $)	152.6	143.5	6%
Shipments (thousand tons)	1,755.0	1,844.9	-5%
Revenue per ton ($/ton)	87	78	12%

Operating cost increased 14% year-over-year, mainly due to an increase of 19% in operating cost per ton, partially offset by the above-mentioned 5% decrease in shipments.

EBITDA in the first half 2019 was $883.6 million, or 15.8% of net sales, compared to $1.3 billion, or 22.8% of net sales, in the first half 2018.

Net financial results were a loss of $31.2 million in the first half 2019, compared to a $150.4 million loss in the first half 2018. During the first half 2019, Ternium’s net financial interest results totaled a loss of $29.1 million, compared to a loss of $51.2 million in the first half 2018, reflecting lower average indebtedness.

Net foreign exchange results were a loss of $46.0 million in the first half 2019 compared to a loss of $90.6 million in the first half 2018. The loss in the first half 2019 was mainly due to the negative non-cash impact of the Argentine peso’s 11.2% depreciation against the U.S. dollar on Ternium Argentina’s US dollar financial position (which applies the Argentine peso as functional currency) and the negative impact of the Mexican peso's 2.7% appreciation against the US dollar on a net short local currency position in Ternium's Mexican subsidiaries. Change in fair value of financial instruments included in net financial results was a $6.6 million loss in the first half 2019 compared to a $73.6 million loss in the first half 2018. The results in these periods were mainly related to currency hedge transactions in Mexico and Argentina.

The effect of inflation on Ternium’s Argentine subsidiaries and associates’ short net monetary position was a gain of $63.8 million in the first half 2019 compared to a gain of $53.0 million in the first half 2018.

Equity in results of non-consolidated companies was a gain of $35.2 million in the first half 2019, compared to a gain of $32.3 million in the first half 2018.

Income tax expense in the first half 2019 was $119.8 million, or 22% of income before income tax expense, compared to an income tax expense of $232.8 million in the first half 2018, or 26% of income before income tax expense. Effective tax rate in the first half 2019 included a non-cash gain on deferred taxes due to the 2.7% appreciation of the Mexican peso against the U.S. dollar during the first half 2019 which reduced, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the first half 2019 was $31.0 million, compared to net gain of $33.4 million in the same period in 2018.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2019 was $749.6 million. Working capital decreased by $202.6 million in the first half 2019 as a result of a $287.7 million decrease in inventories and an aggregate $39.4 million net increase in accounts payable and other liabilities, partially offset by an aggregate $124.5 million net increase in trade and other receivables. The inventory value decrease in the first half 2019 was mainly due to a $269.1 million lower steel volume; and $33.8 million inventory value decrease in raw materials, supplies and other; partially offset by $15.1 million net higher costs of steel.

Capital expenditures in the first half 2019 were $485.1 million, $255.5 million higher than in the first half 2018. The main investments carried out during the first half 2019 included those made for new hot-rolling, hot-dipped galvanizing and painting production capacity in the company’s Pesquería industrial center, a new steel bar and coil mill in Colombia, improvement of environmental and safety conditions at certain facilities, the expansion of connectivity and equipment automation, and those made in the iron ore mining operations.

In the first half 2019, Ternium's free cash flow was $264.4 million. During the period, the company collected $24.5 million from its non-consolidated company Techgen in connection with loan settlements. In the first half 2019, net proceeds from borrowings were $515.6 million and lease payments reached $23.4 million. Net dividends paid to shareholders were USD235.6 million and net dividends paid by subsidiaries to non-controlling interest were USD29.6 million. As of June 30, 2019, Ternium’s net debt position was $1.7 billion.

Net cash provided by operating activities in the second quarter 2019 was $269.6 million. Working capital decreased by $31.3 million in the second quarter 2019 as a result of a $184.5 million decrease in inventories, partially offset by an aggregate $128.9 million decrease in accounts payable and other liabilities, and an aggregate $24.3 million net increase in trade and other receivables. The inventory value decrease in the second quarter 2019 was mainly due to a $178.5 million lower steel volume; and $16.7 million inventory value decrease in raw materials, supplies and other; partially offset by $10.8 million net higher costs of steel. In the second quarter 2019, Ternium's free cash flow8 was a negative $4.2 million.

Conference Call and Webcast

Ternium will host a conference call on July 31, 2019, at 8:00 a.m. ET in which management will discuss second quarter 2019 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances,

HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

[1]	EBITDA in the second quarter 2019 equals operating income of $238.3 million adjusted to exclude depreciation and amortization of $171.7 million.

[2]	Consolidated EBITDA divided by steel shipments.

[3]
American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

[4]	Net debt position at June 30, 2019 equals borrowings of $2.6 billion less cash and equivalents plus other investments of $0.8 billion.

[5]	Steel operating cost per ton is equal to steel cost of sales plus steel SG&A, divided by shipments.

[6]	EBITDA in the first half 2019 equals operating income of $545.7 million adjusted to exclude depreciation and amortization of $337.9 million.

[7]	Free cash flow in the first half 2019 equals net cash provided by operating activities of $749.6 million less capital expenditures of $485.1 million.

[8]	Free cash flow in the second quarter 2019 equals net cash provided by operating activities of $269.6 million less capital expenditures of $273.9 million.

Consolidated Income Statement

$ million	2Q 2019	2Q 2018	1H 2019	1H 2018
	(Unaudited)		(Unaudited)
Net sales	2,813.4	3,022.4	5,598.7	5,819.4
Cost of sales	(2,325.0)	(2,212.4)	(4,583.3)	(4,345.2)
Gross profit	488.3	810.0	1,015.4	1,474.3
Selling, general and administrative expenses	(250.4)	(234.0)	(475.6)	(457.8)
Other operating income (expenses), net	0.4	(5.5)	5.9	0.3
Operating income	238.3	570.5	545.7	1,016.7

Finance expense	(21.7)	(31.3)	(41.7)	(61.4)
Finance income	6.6	5.3	12.6	10.3
Other financial income (expenses), net	9.5	(75.5)	(2.1)	(99.3)
Equity in earnings of non-consolidated companies	20.3	12.4	35.2	32.3
Profit before income tax expense	253.1	481.4	549.7	898.7
Income tax expense	(47.3)	(192.2)	(119.8)	(232.8)
Profit for the period	205.7	289.3	429.9	665.9

Attributable to:
Owners of the parent	181.1	293.7	398.9	632.5
Non-controlling interest	24.6	(4.4)	31.0	33.4
Profit for the period	205.7	289.3	429.9	665.9

Consolidated Statement of Financial Position

$ million	June 30, 2019	December 31, 2018
	(Unaudited)
Property, plant and equipment, net	6,375.1	5,817.6
Intangible assets, net	968.6	1,012.5
Investments in non-consolidated companies	534.0	495.2
Deferred tax assets	139.4	134.2
Receivables, net	621.7	649.4
Trade receivables, net	2.8	4.8
Derivative financial instruments	0.2	0.8
Other investments	5.1	7.2
Total non-current assets	8,646.9	8,121.8

Receivables, net	390.8	309.8
Derivative financial instruments	0.1	0.8
Inventories, net	2,447.6	2,689.8
Trade receivables, net	1,289.5	1,128.5
Other investments	28.6	44.5
Cash and cash equivalents	777.5	250.5
Total current assets	4,934.2	4,423.9

Non-current assets classified as held for sale	2.1	2.1

Total assets	13,583.3	12,547.9

Capital and reserves attributable to the owners of the parent	6,630.3	6,393.3
Non-controlling interest	1,137.6	1,091.3

Total Equity	7,767.9	7,484.6

Provisions	646.1	644.0
Deferred tax liabilities	470.2	474.4
Other liabilities	434.0	414.5
Trade payables	1.0	0.9
Lease liabilities	290.0	65.8
Borrowings	1,829.1	1,637.1
Total non-current liabilities	3,670.5	3,236.8

Current income tax liabilities	26.8	150.3
Other liabilities	321.6	351.2
Trade payables	1,014.3	904.2
Derivative financial instruments	3.8	13.0
Lease liabilities	52.3	8.0
Borrowings	726.2	399.9
Total current liabilities	2,144.9	1,826.5

Total liabilities	5,815.4	5,063.3

Total equity and liabilities	13,583.3	12,547.9

Consolidated Statement of Cash Flows

$ million	2Q 2019	2Q 2018	1H 2019	1H 2018
	(Unaudited)		(Unaudited)

Profit for the period	205.7	289.3	429.9	665.9

Adjustments for:
Depreciation and amortization	171.7	154.4	337.9	311.6
Equity in earnings of non-consolidated companies	(20.3)	(12.4)	(35.2)	(32.3)
Changes in provisions	1.7	(0.1)	(2.7)	1.0
Net foreign exchange results and others	4.9	69.8	1.0	67.4
Interest accruals less payments	8.7	5.5	8.3	(7.1)
Income tax accruals less payments	(134.0)	67.5	(192.4)	(32.7)
Changes in working capital	31.3	(35.5)	202.6	(248.1)

Net cash provided by operating activities	269.6	538.4	749.6	725.8

Capital expenditures	(273.9)	(131.9)	(485.1)	(229.6)
Proceeds from the sale of property, plant & equipment	0.3	0.2	0.5	0.4
Recovery/ (Loans) to non-consolidated companies	—	4.8	24.5	—
Decrease in Other Investments	35.2	13.7	17.9	6.3

Net cash used in investing activities	(238.4)	(113.2)	(442.2)	(222.9)

Dividends paid in cash to company’s shareholders	(235.6)	(215.9)	(235.6)	(215.9)
Dividends paid in cash to non-controlling interest	(29.6)	(20.9)	(29.6)	(20.9)
Finance Lease Payments	(10.6)	(2.5)	(23.4)	(3.8)
Proceeds from borrowings	703.2	298.9	869.4	526.0
Repayments of borrowings	(143.7)	(477.7)	(353.8)	(885.4)

Net cash provided by (used in) financing activities	283.7	(418.2)	227.0	(600.0)

Increase (Decrease) in cash and cash equivalents	315.0	7.1	534.3	(97.1)

	Shipments
Thousand tons	2Q 2019	2Q 2018	1Q 2019	1H 2019	1H 2018

Mexico	1,569.3	1,721.7	1,563.4	3,132.7	3,496.2
Southern Region	507.8	604.2	442.3	950.0	1,249.5
Other Markets	1,255.7	995.8	1,198.8	2,454.5	2,098.7
Total steel segment	3,332.7	3,321.6	3,204.5	6,537.2	6,844.5

Total mining segment	835.1	915.6	919.9	1,755.0	1,844.9

	Revenue / ton
$/ton	2Q 2019	2Q 2018	1Q 2019	1H 2019	1H 2018

Mexico	873	963	913	893	907
Southern Region	955	792	976	965	762
Other Markets	695	781	710	702	716
Total steel segment	818	877	846	832	822

Total mining segment	92	81	82	87	78

	Net Sales
$ million	2Q 2019	2Q 2018	1Q 2019	1H 2019	1H 2018

Mexico	1,370.6	1,657.4	1,427.5	2,798.1	3,172.8
Southern Region	484.9	478.5	431.7	916.6	952.1
Other Markets	872.2	778.0	851.4	1,723.6	1,502.4
Total steel products	2,727.7	2,913.9	2,710.6	5,438.3	5,627.3
Other products[1]	85.7	107.9	74.7	160.4	191.4
Total steel segment	2,813.4	3,021.8	2,785.3	5,598.7	5,818.7

Total mining segment	76.8	73.7	75.8	152.6	143.5

Total steel and mining segments	2,890.2	3,095.6	2,861.1	5,751.3	5,962.2

Intersegment eliminations	(76.8)	(73.1)	(75.8)	(152.6)	(142.7)

Total net sales	2,813.4	3,022.4	2,785.3	5,598.7	5,819.4
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Consolidated Income Statements adjusted to reflect the application of IAS 29 to the financial reporting of Ternium’s Argentine subsidiaries.

$ million	1Q 2019
(Unaudited)
Net sales	2,785.3
Cost of sales	(2,258.2)
Gross profit	527.1
Selling, general and administrative expenses	(225.2)
Other operating income, net	5.5
Operating income	307.5

Finance expense	(20.0)
Finance income	6.0
Other financial expenses, net	(11.7)
Equity in earnings of non-consolidated companies	14.9
Profit before income tax expense	296.6
Income tax expense	(72.5)
Profit for the period	224.2

Attributable to:
Owners of the parent	217.8
Non-controlling interest	6.4
Profit for the period	224.2

EBITDA[1]	473.6

[1]	EBITDA equals operating income of $307.5 million in the first quarter 2019, adjusted to exclude depreciation and amortization of USD166.2 million.

Ternium applied IAS 29 as from July 1, 2018 to the financial reporting of its subsidiaries and associates located in Argentina, and adjusted accordingly the previously reported figures for the previous quarter of 2019.